Exhibit 99.1

Radware Reports Second Quarter 2022 Financial Results

Second Quarter 2022 Results and Financial Highlights
•	Revenue of $75.1 million, up 8% year-over-year
•	Total ARR of $195 million, up 10% year-over-year
•	Non-GAAP gross margin of 83.3% compared to 82.3% in the second quarter of last year
•	Cash flow from operations of $31.5 million
•	Non-GAAP EPS of $0.18; GAAP EPS of $0.07

TEL AVIV, Israel, Aug. 8, 2022 - Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the second quarter ended June 30, 2022.

“We delivered solid revenue and earnings results in the second quarter. Our solutions, which protect our customers’ most critical applications and data centers in real time against cyber attacks, are more critical to their businesses than ever before,” said Roy Zisapel, Radware’s president and CEO. “We have witnessed some delays in closing deals due to  macro environment conditions that may have an impact on our short-term results. However, Radware is well-positioned to deliver sustained growth. Our business is backed by industry leading solutions, a diversified customer base, and strong balance sheet and positive cash flow. We plan to continue to invest in our business and global cloud footprint as we remain optimistic about the long-term opportunity ahead of us.”

Financial Highlights for the Second Quarter of 2022
Revenue for the second quarter of 2022 totaled $75.1 million:
•	Revenue in the Americas region was $29.7 million for the second quarter of 2022, an increase of 6% from $28.1 million in the second quarter of 2021.
•	Revenue in the Europe, Middle East, and Africa (“EMEA”) region was $29.7 million for the second quarter of 2022, an increase of 24% from $24.0 million in the second quarter of 2021.
•	Revenue in the Asia-Pacific (“APAC”) region was $15.7 million for the second quarter of 2022, a decrease of 10% from $17.6 million in the second quarter of 2021.

GAAP net income for the second quarter of 2022 was $3.2 million, or $0.07 per diluted share, compared to GAAP net income of $4.5 million, or $0.10 per diluted share, for the second quarter of 2021.

Non-GAAP net income for the second quarter of 2022 was $8.1 million, or $0.18 per diluted share, compared to non-GAAP net income of $8.9 million, or $0.19 per diluted share, for the second quarter of 2021.

As of June 30, 2022, the Company had cash, cash equivalents, short-term and long-term bank deposits, and marketable securities of $442.0 million. Net cash provided by operating activities was $31.5 million in the second quarter of 2022.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, exchange rate differences, net on balance sheet items included in financial income and tax-related adjustments. A reconciliation of each of the Company’s non-GAAP measures to the most directly comparable GAAP measure is included at the end of this press release.

Conference Call
Radware management will host a call today, August 8, 2022, at 8:30 a.m. EDT to discuss its second quarter 2022 results and the Company’s outlook. To participate in the call, please use the following numbers:
U.S. participants call toll free: 888-510-2008
International participants call: 1 646-960-0306
Conference ID: 1864701

A replay will be available for two days, starting two hours after the end of the call, on telephone number +1-647-362-9199 or (US toll-free) 800-770-2030. Passcode 1864701.

The call will be webcast live on the Company’s website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

Use of Non-GAAP Financial Information and Key Performance Indicators
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, selling and marketing expense, general and administrative expense, total operating expenses, operating income, financial income, income before taxes on income, taxes on income, net income and earnings per share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, exchange rate differences, net on balance sheet items included in financial income and tax-related adjustments. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present, and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Annual recurring revenue ("ARR") is a key performance indicator defined as the annualized value of booked orders for term-based cloud services, subscription licenses, and maintenance contracts that are in effect at the end of a reporting period. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items.  ARR is not a forecast of future revenue, which can be impacted by contract start and end dates and renewal rates and does not include revenue reported as perpetual license or professional services revenue in our consolidated statement of operations. We consider ARR a key performance indicator of the value of the recurring components of our business.

Safe Harbor Statement

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs, or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; natural disasters and public health crises, such as the coronavirus disease 2019 (COVID-19) pandemic; a shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs; our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries; our ability to successfully implement our strategic initiative to accelerate our cloud business; our ability to expand our operations effectively; timely availability and customer acceptance of our new and existing solutions; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; intense competition in the market for cyber security and application delivery solutions and in our industry in general, and changes in the competitive landscape; changes in government regulation; outages, interruptions, or delays in hosting services or our internal network system; compliance with open source and third-party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; undetected defects or errors in our products or a failure of our products to protect against malicious attacks; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; changes in tax laws; our ability to realize our investment objectives for our cash and liquid investments; our ability to attract, train, and retain highly qualified personnel; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC), and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

###

About Radware
Radware® (NASDAQ: RDWR) is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection, and availability services to enterprises globally. Radware’s solutions empower enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity, and achieve maximum productivity while keeping costs down. For more information, please visit the Radware website.

Radware encourages you to join our community and follow us on: Facebook,  LinkedIn, Radware Blog, Twitter, YouTube, and Radware Mobile for iOS and Android.

©2022 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents, and pending patent applications of Radware in the U.S. and other countries. For more details, please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

Radware believes the information in this document is accurate in all material respects as of its publication date. However, the information is provided without any express, statutory, or implied warranties and is subject to change without notice.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

CONTACTS
Investor Relations:
Yisca Erez, +972-72-3917211, ir@radware.com

Media Contact:
Gerri Dyrek, gerri.dyrek@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	June 30,	December 31,
	2022	2021
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	49,199	92,513
Marketable securities	25,055	39,497
Short-term bank deposits	206,556	155,879
Trade receivables, net	11,841	13,191
Other receivables and prepaid expenses	13,360	8,046
Inventories	11,403	11,580
	317,414	320,706

Long-term investments
Marketable securities	112,053	98,224
Long-term bank deposits	49,160	79,708
Severance pay funds	2,154	2,454
	163,367	180,386

Property and equipment, net	20,742	20,240
Goodwill and intangible assets, net	89,678	51,875
Other long-term assets	37,608	37,334
Operating lease right-of-use assets	23,376	24,829
Total assets	652,185	635,370

Liabilities and shareholders' equity

Current Liabilities
Trade payables	7,440	4,310
Deferred revenues	112,190	99,922
Operating lease liabilities	4,454	5,090
Other payables and accrued expenses	38,120	56,565
	162,204	165,887

Long-term liabilities
Deferred revenues	75,297	67,065
Operating lease liabilities	19,771	22,360
Other long-term liabilities	19,384	10,065
	114,452	99,490

Shareholders' equity
Share capital	731	730
Additional paid-in capital	482,037	471,173
Accumulated other comprehensive loss, net of tax	(6,384)	(455)
Treasury stock, at cost	(284,345)	(243,023)
Retained earnings	148,490	141,568
Total shareholder's equity	340,529	369,993

Non–controlling interest	35,000	-

Total shareholders' equity	375,529	369,993

Total liabilities and shareholders' equity	652,185	635,370

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	75,114	69,667	148,822	136,436
Cost of revenues	13,888	12,838	26,829	25,104
Gross profit	61,226	56,829	121,993	111,332

Operating expenses, net:
Research and development, net	21,623	18,127	41,993	35,862
Selling and marketing	32,290	29,248	62,573	58,239
General and administrative	5,737	4,551	12,264	9,747
Total operating expenses, net	59,650	51,926	116,830	103,848

Operating income	1,576	4,903	5,163	7,484
Financial income, net	2,986	1,187	4,684	3,857
Income before taxes on income	4,562	6,090	9,847	11,341
Taxes on income	1,410	1,558	2,925	2,904
Net income	3,152	4,532	6,922	8,437

Basic net earnings per share	0.07	0.10	0.15	0.18

Weighted average number of shares used to compute basic net earnings per share	44,914,427	45,618,971	45,288,463	45,918,605

Diluted net earnings per share	0.07	0.10	0.15	0.18

Weighted average number of shares used to compute diluted net earnings per share	45,835,440	47,138,142	46,476,687	47,369,008

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	61,226	56,829	121,993	111,332
Stock-based compensation	94	51	184	98
Amortization of intangible assets	1,256	465	1,720	929
Non-GAAP gross profit	62,576	57,345	123,897	112,359

GAAP research and development, net	21,623	18,127	41,993	35,862
Stock-based compensation	1,635	1,013	3,444	2,352
Non-GAAP Research and development, net	19,988	17,114	38,549	33,510

GAAP selling and marketing	32,290	29,248	62,573	58,239
Stock-based compensation	3,043	2,030	4,892	4,082
Non-GAAP selling and marketing	29,247	27,218	57,681	54,157

GAAP general and administrative	5,737	4,551	12,264	9,747
Stock-based compensation	876	143	1,544	1,079
Litigation costs	-	158	-	221
Acquisition costs	-	-	1,142	-
Non-GAAP general and administrative	4,861	4,250	9,578	8,447

GAAP total operating expenses, net	59,650	51,926	116,830	103,848
Stock-based compensation	5,554	3,186	9,880	7,513
Litigation costs	-	158	-	221
Acquisition costs	-	-	1,142	-
Non-GAAP total operating expenses, net	54,096	48,582	105,808	96,114

GAAP operating income	1,576	4,903	5,163	7,484
Stock-based compensation	5,648	3,237	10,064	7,611
Amortization of intangible assets	1,256	465	1,720	929
Litigation costs	-	158	-	221
Acquisition costs	-	-	1,142	-
Non-GAAP operating income	8,480	8,763	18,089	16,245

GAAP financial income, net	2,986	1,187	4,684	3,857
Exchange rate differences, net on balance sheet items included in financial income, net	(1,920)	555	(2,814)	(169)
Non-GAAP financial income, net	1,066	1,742	1,870	3,688

GAAP income before taxes on income	4,562	6,090	9,847	11,341
Stock-based compensation	5,648	3,237	10,064	7,611
Amortization of intangible assets	1,256	465	1,720	929
Litigation costs	-	158	-	221
Acquisition costs	-	-	1,142	-
Exchange rate differences, net on balance sheet items included in financial income, net	(1,920)	555	(2,814)	(169)
Non-GAAP income before taxes on income	9,546	10,505	19,959	19,933

GAAP taxes on income	1,410	1,558	2,925	2,904
Tax related adjustments	61	61	123	123
Non-GAAP taxes on income	1,471	1,619	3,048	3,027

GAAP net income	3,152	4,532	6,922	8,437
Stock-based compensation	5,648	3,237	10,064	7,611
Amortization of intangible assets	1,256	465	1,720	929
Litigation costs	-	158	-	221
Acquisition costs	-	-	1,142	-
Exchange rate differences, net on balance sheet items included in financial income, net	(1,920)	555	(2,814)	(169)
Tax related adjustments	(61)	(61)	(123)	(123)
Non-GAAP net income	8,075	8,886	16,911	16,906

GAAP diluted net earnings per share	0.07	0.10	0.15	0.18
Stock-based compensation	0.12	0.07	0.22	0.16
Amortization of intangible assets	0.03	0.01	0.04	0.02
Litigation costs	0.00	0.00	0.00	0.00
Acquisition costs	0.00	0.00	0.02	0.00
Exchange rate differences, net on balance sheet items included in financial income, net	(0.04)	0.01	(0.06)	(0.00)
Tax related adjustments	(0.00)	(0.00)	(0.00)	(0.00)
Non-GAAP diluted net earnings per share	0.18	0.19	0.36	0.36

Weighted average number of shares used to compute non-GAAP diluted net earnings per share	45,835,440	47,138,142	46,476,687	47,369,008

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income	3,152	4,532	6,922	8,437
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,229	2,537	5,717	5,185
Stock-based compensation	5,648	3,237	10,064	7,611
Amortization of premium, accretion of discounts and accrued interest on marketable securities, net	798	727	1,386	1,135
Gain related to securities, net	(1)	(95)	(60)	(97)
Accrued interest on bank deposits	39	698	72	(83)
Increase (decrease) in accrued severance pay, net	(53)	140	94	365
Decrease (increase) in trade receivables, net	7,203	(8,591)	1,349	(1,651)
Increase in other receivables and prepaid expenses and other long-term assets	(509)	(5,519)	(4,325)	(9,981)
Decrease (increase) in inventories	(148)	211	177	735
Increase (decrease) in trade payables	(713)	1,422	3,130	1,666
Increase in deferred revenues	18,064	2,468	20,500	11,390
Increase (decrease) in other payables and accrued expenses	(3,850)	6,664	(22,182)	671
Operating lease liabilities, net	(1,335)	358	(1,772)	(424)
Net cash provided by operating activities	31,524	8,789	21,072	24,959

Cash flows from investing activities:

Purchase of property and equipment	(2,333)	(1,159)	(4,497)	(2,492)
Proceeds from (investment in) other long-term assets, net	92	(11)	37	31
Proceeds from (investment in) bank deposits, net	(42,550)	4,577	(20,201)	4,434
Proceeds from sale, redemption of and purchase of marketable securities ,net	(9,196)	10,825	(4,640)	8,334
Payment for the acquisition of intangible assets	-	-	(30,000)	-
Net cash provided by (used in) investing activities	(53,987)	14,232	(59,301)	10,307

Cash flows from financing activities:

Proceeds from exercise of stock options	239	3,695	801	5,847
Repurchase of shares	(18,060)	(4,638)	(40,886)	(34,827)
Proceeds from issuance of Preferred A shares in subsidiary	35,000	-	35,000	-
Net cash provided by (used in) financing activities	17,179	(943)	(5,085)	(28,980)

Increase (decrease) in cash and cash equivalents	(5,284)	22,078	(43,314)	6,286
Cash and cash equivalents at the beginning of the period	54,483	38,979	92,513	54,771
Cash and cash equivalents at the end of the period	49,199	61,057	49,199	61,057